Exhibit 19

Insider Trading	POLICY

PURPOSE
The Board of Directors of Arcosa, Inc. (the “Company”) has adopted this Insider Trading Policy (this “Policy”) to establish guidelines with respect to transactions in securities of the Company to promote compliance with securities laws and regulations pertaining to insider trading and transactions in Company securities.
PERSONS SUBJECT TO THE POLICY
This Policy applies to all (i) officers (“Arcosa Officers”) of the Company or any of its subsidiaries (“Arcosa Companies”), (ii) directors (“Arcosa Directors”) of the Company’s Board of Directors (the “Board”), (iii) employees of the Arcosa Companies (“Arcosa Employees” and, together with the Arcosa Officers and Arcosa Directors, the “Insiders”), and (iv) the respective Related Persons” (as defined below) for each of (i), (ii), and (iii) above. As an Insider, you are responsible for the transactions of Related Persons and therefore should make them aware of the need to confer with you before they trade in Arcosa Securities (as defined below), and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Related Persons where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or such Related Person.
KEY TERMS USED IN THIS POLICY
“Arcosa Securities” means the securities of an Arcosa Company, including (but not limited to) the Company’s common stock, options to purchase common stock, preferred stock, convertible debentures and warrants.
“Related Person” means, with respect to any person:
•such person’s spouse;
•such person’s minor children;
•any other person who lives in such person’s household; and
•any other person who does not live in such person’s household but whose transactions in Arcosa Securities are directed by such person or are subject to such person’s direct or indirect control (e.g., parents, children or friends who consult with such person before they trade in Arcosa Securities).
In addition, the term Related Person includes any entity, directly or indirectly, controlled by such person (e.g., a corporation in which such person owns a majority of the voting stock, a limited partnership in which such person is a general partner, a trust in which such person is the trustee, or an estate in which such person is an executor).

Amended on December 11, 2024

Insider Trading	POLICY
“Material non‐public information” is generally considered to be information relating to the Arcosa Companies that is not available to the general public and as to which: (i) there is a substantial likelihood that a reasonable investor contemplating a transaction in Arcosa Securities would consider such information important in making his or her investment decision or (ii) if the information was disclosed, could be viewed by a reasonable investor as having significantly altered the total mix of information available. Material non‐public information may include, but is not limited to, information relating to:
•financial results;
•earnings projections;
•mergers, acquisitions, tender offers, joint ventures, or changes in assets;
•new products or discoveries, or significant developments regarding customers or suppliers, changes in control or in key management; and
•events regarding Arcosa Securities, such as redemption calls, repurchase plans, splits, and dividend actions.
Information that has not been widely disseminated to the public is generally considered to be non‐public information. Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the second business day after the day on which the information is released. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material non‐public information.
GENERAL STATEMENT OF POLICY
No Insider who is aware of material non‐public information relating to the Company may, directly or indirectly (i) engage in transactions in Arcosa Securities, except as otherwise specified in this Policy; (ii) pass on material non‐public information relating to the Company to others, including Related Persons (“tipping”); (iii) suggest the purchase or sale of Arcosa Securities; or (iv) assist anyone engaged in such activities.
This prohibition against trading while in possession of material non‐public information continues even after separation from the Arcosa Companies so long as the information remains material and non‐public.
This Policy also prohibits trading in securities of other companies (e.g., customers, suppliers, competitors, joint‐venture partners or potential business combination parties) by Insiders while in the possession of material non‐public information relating to those companies gained by virtue of their position with the Arcosa Companies, or tipping such information to others. Also see the “Insider Information and Insider Trading” section of the Company’s Code of Conduct (the “Code of Conduct”).

Amended on December 11, 2024

Insider Trading	POLICY
All Insiders are required to maintain the confidentiality of information relating to the Arcosa Companies and their respective business operations. Furthermore, specific policies governing the public disclosure of information about the Arcosa Companies or its business operations are found in the Code of Conduct. As a general matter, only certain designated persons are authorized to make public disclosures on behalf of any of the Arcosa Companies.
Arcosa Employees shall report all suspected violations the Code of Conduct, securities laws or regulations, or this Policy. Failure to report suspected violations or to comply with Company policies may result in disciplinary action, up to and including termination, and such person may be liable for civil or criminal penalties under the securities laws.
Anyone who is in doubt as to whether a proposed transaction in Arcosa Securities would violate this Policy should consult with the Company’s Chief Legal Officer (the “CLO”), the Company’s Secretary (the “Secretary”), or Chief Financial Officer (the “CFO”) prior to proceeding with any proposed transaction.
In addition, it is the Company’s policy that persons covered by this Policy may not engage in any of the following transactions:
•sell Arcosa Securities short;
•pledge or hypothecate any Arcosa Securities (e.g., use Arcosa Securities for margin loans or to collateralize other indebtedness); or
•engage in derivative transactions, including without limitation hedging, puts and calls, involving Arcosa Securities.
WRITTEN, PRE‐ARRANGED STOCK TRADING PLANS
When an Insider desires to utilize a so‐called “10b5‐1” plan, such plan, at a minimum, must meet the requirements of the U.S. Securities and Exchange Commission (“SEC”) for 10b5‐1 plans. Any members of the Pre‐Clearance Group (as defined below) desiring to use a 10b5‐1 plan must follow the pre‐clearance procedures outlined below before establishing such a plan. Once established in compliance with SEC rules and this Policy, no further pre‐approval of transactions conducted pursuant to the 10b5‐1 plan will be required. To be in accordance with this Policy, a 10b5-1 plan must meet the following conditions:
(i)no transactions occur under the 10b5-1 plan until the expiration of a cooling-off period consisting of:
•with respect to an Arcosa Officer or an Arcosa Director, the later of:
o90 days after the adoption or modification of the 10b5-1 plan; and

Amended on December 11, 2024

Insider Trading	POLICY
otwo (2) business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 plan was adopted (but, in any event, subject to the maximum of 120 days after the adoption of the 10b5-1 plan);
•with respect to an Arcosa Employee, 30 days after the adoption of the 10b5-1 plan;
(ii)the 10b5-1 plan was entered into or adopted in good faith by the Insider, and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b5-1 under the Exchange Act, at a time when the Insider was not in possession of material non-public information about the Company or the applicable Arcosa Security;
(iii)with respect to an Arcosa Officer or an Arcosa Director, the 10b5-1 plan includes a representation from such person certifying, on the date of adoption or modification of the 10b5-1 plan, the following;
•the Arcosa Officer or the Arcosa Director is not aware of any material non-public information about the Company or the applicable Arcosa Security; and
•the Arcosa Officer or the Arcosa Director is adopting or modifying the 10b5-1 plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act and Rule 10b5-1 under the Exchange Act;
(iv)the Insider has acted in good faith with respect to the 10b5-1 plan; and
(v)the 10b5-1 plan gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Insider, so long as such third party does not possess any material non-public information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices, and/or dates of transactions, or other formula(s) describing such transactions.
Any modification or change to the amount, price, or timing of the purchase or sale of the Arcosa Securities (or a modification or change to a written formula or algorithm, or computer program that affects the amount, pricing or timing of the purchase or sale of the Arcosa Securities) underlying a 10b5-1 plan will, for purposes of the approval and other requirements set forth in this Policy, be treated as a termination of such 10b5-1 plan and the adoption of a new 10b5-1 plan, and will require the satisfaction of the foregoing conditions, including a new cooling-off period as set forth in paragraph (i) above.

Amended on December 11, 2024

Insider Trading	POLICY
RESERVATION OF AUTHORITY
Certain exceptions to this Policy or its procedures may be made only by the CLO on a case by case basis, but in no case will an exception be granted in violation of applicable law or if such exception introduces, in the sole estimation of the CLO, an unacceptable risk to the Arcosa Companies.
SANCTIONS
A violation of this Policy will be viewed seriously and provides grounds for disciplinary action, including dismissal. Furthermore, the government can seek a variety of remedies and sanctions when a person commits insider trading. Besides being required to disgorge profits gained or losses avoided, the offender may be subject to substantial fines and/or imprisonment.
POLICY OVERSIGHT AND AMENDMENTS
The Governance and Sustainability Committee (the “Governance Committee”) shall have oversight of this Policy. The Company’s Chief Executive Officer (the “CEO”) may approve procedural and other minor amendments to this Policy. Material amendments to this Policy require approval from the Governance Committee.

Amended on December 11, 2024

PRE‐CLEARANCE GROUP PROCEDURES
The Company has established additional procedures applicable to the following persons: (i) Arcosa Directors; (ii) Arcosa Officers; and (iii) such additional persons as designated by the CLO (collectively, the “Pre‐Clearance Group”).
Blackout Period. In order to ensure adequate public dissemination of financial information, no member of the Pre‐Clearance Group or their Related Persons may engage in transactions in Arcosa Securities during the period (the “Blackout Period”):
•beginning at the closing of trading on the last day of each calendar quarter; and
•ending at the opening of trading on the second (2nd) trading day following the date on which the Company issues its quarterly and/or annual earnings release (as applicable).
The Blackout Period is subject to adjustment, and additional Blackout Periods of differing periods and coverage may be implemented, as determined appropriate by the CEO, the CFO, the CLO or the Secretary.
Pre‐Clearance. Each member of the Pre‐Clearance Group, for and on behalf of himself/herself and his or her Related Persons, shall contact the Secretary for “pre‐clearance” prior to (i) making a bona fide gift of Arcosa Securities or (ii) engaging in any transaction in Arcosa Securities.
The CEO shall also contact the Chairperson of the Board or the Chairperson of the Governance Committee for pre‐clearance.
The Secretary will discuss pre‐clearance requests with the CEO, the CFO and the CLO. No transaction may be executed or gift made unless and until the Pre‐Clearance Group member has received pre‐clearance in writing (e‐mail is sufficient) from the Secretary (or his/her designee if he/she is unavailable). For requests made by the CEO, the Chairperson of the Board or the Chairperson of the Governance Committee must give the required pre‐clearance. All pre‐ clearance requests and responses will be logged by the Corporate Secretary department.
Short‐term Trading Prohibited. Short‐term trading of Arcosa Securities may be distracting and may unduly focus a person on the Company’s short‐term stock market performance instead of the Company’s long‐term business objectives. For these reasons, members of the Pre‐Clearance Group and their respective Related Persons who purchase Arcosa Securities in the open market may not sell any Arcosa Securities of the same class during the six (6) months following the purchase (or vice‐versa). Furthermore, members of the Pre‐Clearance Group who are required to make filings under Section 16 of the Exchange Act (e.g., Forms 3, 4 and 5) (collectively, “Section 16 Filings”) and their respective Related Persons may not engage in any short‐swing transaction (any combination of purchase and sale or sale and purchase of Arcosa Securities within six (6) months of each other) in violation of the short‐swing profit prohibition of Section 16 of the Exchange Act.

Amended on December 11, 2024

Stock Ownership Requirements. Notwithstanding the pre‐clearance review process or Blackout Periods, this Policy does not eliminate or supersede any stock‐ownership requirements imposed by contract or by other applicable Company policies.
Section 16 Filings. The Company will assist in making Section 16 Filings for those members of the Pre‐Clearance Group required by the Exchange Act to make such filings with respect to Arcosa Securities.

Amended on December 11, 2024